EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

When used herein, the terms “we,” “our,” and “us,” refer to Journey Medical Corporation.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Third Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, each as amended from time to time, and to the provisions of applicable Delaware law.

Common Stock

Our common stock is traded on the Nasdaq Capital Market under the symbol “DERM.”

The authorized capital stock of Journey consists of 50,000,000 shares of common stock, with $0.0001 par value, 6,000,000 shares of which have been designated as Class A Common Stock, and 5,000,000 shares of Preferred Stock, par value $0.0001 per share. The shares of Preferred Stock are undesignated.

Class A Common Stock

The description of our Class A Common Stock in this item is for information purposes only. All of the Class A common stock has been issued to Fortress.

Class A Common Stock is identical to our common stock other than as to voting rights and the election of directors for a definite period (as described below). On any matter presented to our stockholders for their action or consideration at any meeting of our stockholders (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class A Common Stock will be entitled to cast for each share of Class A Common Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter, the number of votes that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the number of shares of outstanding common stock and the denominator of which is the number of shares of outstanding Class A Common Stock (the “Class A Common Stock Ratio”). Thus, the Class A Common Stock will at all times constitute a voting majority.

For a period of ten (10) years from the date of the first issuance of shares of Class A Common Stock (the “Class A Director Period”), the holders of record of the shares of Class A Common Stock (or other capital stock or securities issued upon conversion of or in exchange for the Class A Common Stock), exclusively and as a separate class, shall be entitled to appoint or elect the majority of the directors of Journey (the “Class A Directors”). Thus, the Class A Common Stock will be entitled to elect the majority of the board of directors during the Class A Director Period.

Finally, each share of Class A Common Stock is convertible, at the option of the holder, into one fully paid and nonassessable share of common stock (the “Conversion Ratio”), subject to certain adjustments.

Features of Our Common Stock and Class A Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each share of common stock held and the holders of our Class A Common Stock are entitled to the number of votes equal to the Class A Common Stock Ratio for each share of Class A Common Stock held on all matters submitted to a vote of the stockholders, including the election of directors except as to the Class A Directors during the Class A Director Period. Our certificate of incorporation and bylaws do not provide for cumulative voting rights.

No Preemptive or Similar Rights. The holders of our common stock and Class A Common Stock have no preemptive or subscription rights, and there are no redemption or sinking fund provisions applicable thereto.

Additionally, the holders of our common stock (excluding the holders of Class A Common Stock) have no conversion rights.

Adjustment to Class A Common Stock Conversion Ratio. If Journey, at any time effects a subdivision or combination of the outstanding common stock (or other capital stock or securities at the time issuable upon conversion of the Class A Common Stock) (by any stock split, stock dividend, recapitalization, reverse stock split or otherwise), the Conversion Ratio for the Class A Common Stock in effect immediately before that subdivision is proportionately decreased or increased, as applicable depending on whether there is a subdivision or combination, so that the number of shares of common stock issuable on conversion of each share of Class A Common Stock shall be increased or decreased, as applicable depending on whether there is a subdivision or combination, in proportion to such increase or decrease in the aggregate number of shares of common stock outstanding. Additionally, if any reorganization, recapitalization, reclassification, consolidation or merger involving the Company occurs in which the common stock (but not the Class A Common Stock) is converted into or exchanged for securities, cash or other property, then each share of Class A Common Stock becomes convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of common stock of the Company issuable upon conversion of one share of the Class A Common Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction.